UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 80980 / June 20, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17897

In the Matter of
 	
International Building Concepts Ltd.
(n/k/a
   Home Builders International, Inc.),
RXBAZAAR, Inc.,
Victory Park Acquisition Corp. I, and
Worldwide Data, Inc.,
 	
    Respondents.
	ORDER MAKING FINDINGS AND
	REVOKING REGISTRATION OF
	SECURITIES PURSUANT TO SECTION 12(j)
	OF THE SECURITIES
	EXCHANGE ACT OF 1934 AS TO VICTORY
	PARK ACQUISITION CORP. I

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Victory Park Acquisition Corp. I ("Victory Park" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on April 3, 2017, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Victory Park Acquisition Corp. I ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

      1.   Victory Park (CIK No. 1423041) is a void Delaware corporation located in Chicago, Illinois. At all times relevant to this proceeding, the securities of Victory Park have been registered under Exchange Act Section 12(g).

      2.   Victory Park failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2010.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of June 21, 2017.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.